Filed Pursuant to Rule 253(g)(3)

File -024-11754

Supplement No. 4 to Offering Circular dated March 17, 2023

Cityfunds I, LLC

1315 Manufacturing Street

Dallas, TX 75204

972-445-7320

Best Efforts Offering of Membership Interests

This Offering Circular Supplement No. 4 (the “Supplement”) relates to the Offering Circular of Cityfunds I, LLC (the “Company”), dated March 17, 2023 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering membership interests of each individual series listed below on a “best efforts” basis without any minimum offering amount.

We are offering the following membership interests in individual series of our Company:

●	Series #Austin: up to 700,000 membership interests at a price of $10.80* per membership interest;
●	Series #Dallas: up to 700,000 membership interests at a price of $10.89* per membership interest;
●	Series #Miami: up to 700,000 membership interests at a price of $10.92* per membership interest;
●	Series #Houston: up to 700,000 membership interests at a price of $11.05 per membership interest;
●	Series #Tampa: up to 700,000 membership interests at a price of $10.00 per membership interest;
●	Series #Nashville: up to 700,000 membership interests at a price of $10.00 per membership interest;
●	Series #Phoenix: up to 700,000 membership interests at a price of $10.00 per membership interest;
●	Series #Las Vegas: up to 700,000 membership interests at a price of $10.00 per membership interest;
●	Series #Denver up to 700,000 membership interests at a price of $10.00 per membership interest; and
●	Series #Los Angeles: up to 700,000 membership interests at a price of $10.00 per membership interest.

* Adjusted as of September 1, 2023 to reflect updated NAV calculation as of July 31, 2023.

This Supplement is being filed to disclose updated net asset values (“NAVs”) as of August 31, 2023, for each of our series listed above. With respect to the following four series, the NAVs have been revised to reflect new NAVs calculated as of August 31, 2023, which NAVs for these three series will become the series offering prices per membership interest for the next three months (or for the next month if the Manager determines, in its sole discretion, to update the NAV at the end of October), effective as of October 1, 2023, as indicated below:

●	Series #Austin: up to 700,000 membership interests at a price of $10.88 per membership interest;
●	Series #Dallas: up to 700,000 membership interests at a price of $11.08 per membership interest;
●	Series #Miami: up to 700,000 membership interests at a price of $11.11 per membership interest;
●	Series #Tampa: up to 700,000 membership interests at a price of $11.08 per membership interest;

The remaining six series will each continue to be offered at a price of $10.00 per membership interest.

NAVs for each series are determined using a process that reflects, among other matters, (1) an estimated value of the series’ investments, including related liabilities, based upon reports of the underlying residential real estate assets provided by an independent valuation expert or automated valuation models, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions on interests in the series and (4) estimated accruals of the revenues, fees and expenses of the series.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 9 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 4 to Offering Circular is September 26, 2023.